

03054888

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 2205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/02 (MM/DD/YY) AND ENDING 04/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.M. Payson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Portland Square
(No. and Street)

Portland	Maine	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Downing, Treasurer (207) 772-3761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – *if individual, state last, first, middle name*)

100 Middle Street	Portland	Maine	04101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 16 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED JUN 23 2003 WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Downing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.M. Payson & Co., as of April 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELLEN F. JAMISON
NOTARY PUBLIC, MAINE
MY COMMISSION EXPIRES NOVEMBER 3, 2005

John C. Downing
Signature

Treasurer
Title

Ellen F Jamison
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.M. PAYSON & CO. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

April 30, 2003 and 2002

With Independent Auditors' Report



BERRY. DUNN. MCNEIL & PARKER



CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders
H.M. Payson & Co. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of H.M. Payson & Co. and Subsidiary as of April 30, 2003 and 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the consolidated financial position of H.M. Payson & Co. and Subsidiary at April 30, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

Berry, Dunn, McNeil & Parker

Portland, Maine
May 22, 2003

PORTLAND, ME · BANGOR, ME · LEBANON, NH · MANCHESTER, NH
WWW.BDMP.COM

H.M. PAYSON & CO. AND SUBSIDIARY

Consolidated Statements of Financial Condition

April 30, 2003 and 2002

ASSETS

	2003	2002
Current assets		
Cash and cash equivalents	$ 793,104	$ 885,709
Cash segregated in Reserve Bank Accounts for the benefit of customers	180,000	190,000
Deposits with clearing organizations	127,300	88,094
Deposits with broker	51,569	50,999
Receivable from customers	674,770	573,777
Receivable from broker-dealers	50,000	-
Prepaid expenses and other receivables	184,138	98,130
Boston Stock Exchange membership, at cost	875	875
Securities owned, at market	109,917	138,773
Total current assets	2,171,673	2,026,357
Property and equipment, net	327,373	427,454
Other assets	48,768	48,768
Total assets	$ 2,547,814	$ 2,502,579

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Liabilities		
Payable to broker-dealers	$ 1,010	$ -
Payable to customers	167,539	113,728
Accounts payable and accrued liabilities	446,702	312,221
Income taxes payable, including deferred taxes	62,194	148,185
Total liabilities	677,445	574,134
Commitments (Notes 6, 7, 8, and 12)		
Stockholders' equity		
Common stock, no par value, 20,000 shares authorized, 10,000 shares issued and outstanding	255,000	255,000
Additional paid-in capital	82,253	82,253
Retained earnings	1,533,116	1,591,192
Total stockholders' equity	1,870,369	1,928,445
Total liabilities and stockholders' equity	$ 2,547,814	$ 2,502,579

The accompanying notes are an integral part of these consolidated statements of financial condition.

H.M. PAYSON & CO. AND SUBSIDIARY

Notes to Consolidated Statements of Financial Condition

April 30, 2003 and 2002

Organization and Nature of Operations

The Company is a non-depository trust company that provides investment management, trust, custodial and brokerage services to customers primarily located in northern New England. The Company's customer base consists primarily of individuals, trusts, corporations, pension plans and endowment funds. The Company is subject to regulation by the Securities and Exchange Commission (SEC) for its investment advisory and brokerage business, the National Association of Securities Dealers, Inc. (NASD) for its brokerage business, the State of Maine Bureau of Financial Institutions for its trust and custodial business and the securities divisions of the various states in which it conducts business. The Company extends credit to customers generally on a fully secured basis.

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statements of financial condition include the accounts of the Company and its wholly-owned subsidiary, Hazzard and Hall, Inc., which provides tax services primarily to clients of the Company. All material intercompany balances and transactions have been eliminated.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Cash and Cash Equivalents

For the purpose of the consolidated statements of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Securities

Securities owned by the Company are carried at market value. The difference between cost and market value is included in income. Securities owned by customers and held in a custodial capacity by the Company are not reflected in the consolidated statement of financial condition.

Securities transactions and the related commission revenue and expense are recorded on the settlement date, which is generally the third business day following the transaction date. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Fee Income

Custodian, trust and advisory fees are recognized when earned.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended April 30, 2003 and 2002 was $44,619 and $32,965, respectively.

Depreciation and Amortization

Office furniture and equipment is depreciated using primarily the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and cash equivalents.

3. Receivables from Customers

Amounts receivable from customers include fees, advances, and amounts due on uncompleted transactions and consist of the following at April 30:

	2003	2002
Secured accounts	$ 638,229	$ 521,849
Unsecured accounts	36,541	51,928
	$ 674,770	$ 573,777

Customer receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to current earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Unsecured balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation and a credit to receivables from customers. There were no unsecured accounts requiring a valuation allowance at April 30, 2003 or 2002. Securities owned by customers are held as collateral for secured accounts.

4. Securities Owned

Securities owned are carried at quoted market value and consist of the following at April 30:

	2003	2002
H.M. Payson Balanced Fund	$ 109,917	$ 138,773

5. Property and Equipment

Property and equipment consists of the following:

	2003	2002
Furniture and fixtures	$ 923,474	$ 1,829,474
Leasehold improvements	204,750	204,750
	1,128,224	2,034,224
Less accumulated depreciation and amortization	800,851	1,606,770
	$ 327,373	$ 427,454

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2003 and 2002, the Company's net capital, required net capital, and excess net capital were as follows:

	2003	2002
Net capital	$ 1,254,933	$ 1,280,255
Required net capital	250,000	250,000
Excess net capital	$ 1,004,933	$ 1,030,255

The Company's ratio of aggregate indebtedness to net capital was 0.46 and 0.34 to 1 at April 30, 2003 and 2002, respectively.

The Company is also subject to the State of Maine Bureau of Financial Institutions capital requirements, which require the maintenance of minimum capital of the greater of $1,400,000 or varying percentages of assets under management. As of April 30, 2003, required capital was $1,400,000. Qualifying capital (Tier 1 as defined in Regulation 27) as of April 30, 2003, was $1,870,369.

7. Leases

The Company leases its office space under noncancelable operating leases expiring in 2005.

The following is a schedule of future minimum lease payments required under the leases:

2003	$ 312,000
2004	312,000
2005	312,000
	$ 936,000

Rent expense under these leases totaled $331,000 for 2003 and $325,000 for 2002.

8. Retirement Plan

The Company has a 401(k) Retirement Plan under which the Company contributes a minimum of 4% of employees' gross wages and matches employee contributions up to $1,000. Contributions were approximately $450,000 for 2003 and $266,000 for 2002. Prior to 2003, the Company had a nondiscretionary money purchase pension plan, covering substantially all employees. In September 2002, the Company merged the money purchase pension plan into the 401(k) Retirement Plan. Contributions to the money purchase pension plan were approximately $135,000 for 2002.

9. Line of Credit

The Company has a $2,500,000 line of credit available at the prime rate. Borrowings under this line, which expires in November 2003, are guaranteed by the principal stockholders. There were no amounts outstanding on this line of credit at April 30, 2003 or 2002.

10. Income Taxes

Income tax expense (benefit) consists of:

	Current	Deferred	Total
2003			
Federal	$ (46,062)	$ 14,004	$ (32,058)
State	1,611	-	1,611
	$ (44,451)	$ 14,004	$ (30,447)
2002			
Federal	$ 35,497	$ (28,622)	$ 6,875
State	1,467	-	1,467
	$ 36,964	$ (28,622)	$ 8,342

The income tax expense (benefit) differs from the expense (benefit) that would result from applying federal statutory rates to income before income taxes principally because of tax exempt income.

As of April 30, 2003 and 2002, deferred income tax assets totaled $533 and $2,229, respectively, and deferred tax liabilities totaled $34,442 and $50,141, respectively. Deferred income taxes result from charitable contribution carryforwards, unrealized gains on securities owned, and depreciation expense.

11. Cash Segregated in Reserve Bank Accounts for the Benefit of Customers

Cash of $180,000 and $190,000 as of April 30, 2003 and 2002, respectively, has been segregated in a special Reserve Bank Account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

12. Deferred Compensation Agreements

The Company has deferred compensation agreements with certain retired employees. The agreements provide for payments through 2010, subject to client nonsolicitation provisions and annual profit levels. Maximum payments under the agreements for years ending December 31 are:

2003	$ 272,000
2004	200,000
2005	200,000
2006	200,000
2007	200,000
2008	200,000
2009	40,000
2010	40,000
	$ 1,352,000

BERRY.DUNN.MCNEIL & PARKER



CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

The Stockholders
H.M. Payson & Co. and Subsidiary

In planning and performing our audit of the consolidated financial statements of H.M. Payson & Co. and Subsidiary (the "Company") for the year ended April 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


SEC MAIL
JUN 2 3 2003
WASH, D.C.
155

The Stockholders
H.M. Payson & Co. and Subsidiary

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2003 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Boston Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland. Maine
May 22, 2003